Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

GENERAL MILLS, INC.,

SANDY ACQUISITION CORPORATION

and

ANNIE’S, INC

Dated as of September 8, 2014

i

Exhibits

A	Offer Conditions
B	Certificate of Incorporation

Disclosure Letter

Company Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	8.1
Acceptance Time	1.1(d)
Adverse Recommendation Change	5.4(d)
Affiliate	8.1
Agreement	Preamble
Antitrust Condition	Exhibit A
Antitrust Order	6.1(c)
Applicable Exchange	8.1
Balance Sheet Date	3.12(a)
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1
Businesses	8.1
Certificate of Merger	1.7
Certificates	2.1(c)(ii)
CFIA	8.1
Chosen Courts	8.5
Closing	1.6
Closing Date	1.6
Code	2.2(f)
Common Stock	Recitals
Company	Preamble
Company Assets	3.7
Company Benefit Plans	3.16(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article III
Company Equity Awards	2.3(c)
Company Financial Advisor	3.27
Company Material Adverse Effect	8.1
Company Option	2.3(a)
Company Organizational Documents	8.1
Company Permits	3.22(a)
Company Proxy Statement	3.6(b)
Company PSU	2.3(c)
Company RSU	2.3(b)
Company SEC Reports	3.10
Company Stock Plans	8.1
Company Stockholders Meeting	3.6(b)
Company Termination Fee	7.6(b)
Confidentiality Agreement	5.3(c)
Continuing Directors	8.8
Contract	8.1
Conversion Event	1.3

Term	Section
Conversion Event Trigger	4.10
Damages	5.8(b)
DGCL	Recitals
Dissenting Shares	2.4(a)
DOJ	5.10(b)
Effective Time	1.7
Employee	5.7(a)
Environmental Law	3.19(a)
EPA	8.1
ERISA	3.16(a)
ERISA Affiliate	3.16(a)
Exchange Act	1.1(a)
Excluded Shares	2.1(b)
Executive Agreement	Recitals
Existing Loan Agreement	8.1
Expense Amount	8.1
Expenses	5.12
FDA	8.1
Food and Drug Act	3.23
Food Laws	3.23
FTC	5.10(b)
GAAP	3.11(a)(ii)
Governmental Authority	8.1
Governmental Authorizations	3.6
Grant Date	3.8(d)
Hazardous Substances	8.1
HSR Act	3.6(d)
Indemnified Parties	5.8(a)
Intellectual Property	8.1
Intervening Event	8.1
IRS	3.16(b)
Knowledge	8.1
Law	8.1
Legal Actions	3.14
Liabilities	3.12
Licensed Intellectual Property	8.1
Liens	8.1
Material Contracts	3.15
Maximum Premium	5.8(c)
Measurement Date	3.8(a)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
New Plans	5.7(c)

v

Term	Section
Offer	Recitals
Offer Conditions	1.1(b)
Offer Documents	1.2(a)
Offer Expiration Date	1.1(c)
Offer Price	Recitals
Offer Termination	1.1(e)
Old Plans	5.7(c)
Option Consideration	2.3(a)
Orders	8.1
OSHA	8.1
Outside Date	7.2(a)
Owned Intellectual Property	8.1
Parent	Preamble
Parent Assets	4.5(b)
Parent Contracts	4.5(c)
Parent Material Adverse Effect	8.1
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permits	3.22(a)
Permitted Lien	8.1
Person	8.1
Preferred Stock	3.8(a)
Products	3.22(c)
Representatives	8.1
Requisite Company Vote	8.1
Rights or rights	8.1
Schedule 14D-9	1.4(b)
SEC	1.1(a)
Securities Act	1.4(a)
Subsidiary	8.1
Superior Proposal	8.1
Suppliers	3.22(c)
Surviving Bylaws	1.10
Surviving Charter	1.9
Surviving Corporation	1.5
Takeover Laws	3.28
Takeover Proposal	8.1
Tax Returns	8.1
Taxes	8.1
Transactions	Recitals
USDA	8.1
WARN Act	5.1(c)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 8, 2014 (this “Agreement”), by and among General Mills, Inc., a Delaware corporation (“Parent”), Sandy Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Annie’s, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) at a price of $46.00 per share of Common Stock (such amount or any different amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following acceptance for payment of the shares of Common Stock pursuant to the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) if the conditions of Section 251(h) of the DGCL can be satisfied;

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has (a) unanimously approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) determined that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) resolved that, unless Parent has elected pursuant to and in accordance with Section 1.3 to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time, (d) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company if necessary for the consummation of the Merger, and (e) recommended to the stockholders of the Company that they accept the Offer, tender their shares of Common Stock pursuant to the Offer and, to the extent applicable, adopt this Agreement and approve the Merger (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has (a) approved and declared advisable this Agreement and the Transactions, (b) declared that it is in the best interests of Merger Sub and its sole stockholder that Merger Sub enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for its adoption, and (d) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, the board of directors of Parent has approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution hereof, in order to induce Parent to enter into this Agreement, (i) each director and executive officer of the Company is entering into a voting, tender and support agreement, (ii) the Chief Executive Officer of the Company is entering into a retention agreement (the “Executive Agreement”) and (iii) the Company’s co-founder is entering into a content assignment agreement.

Accordingly, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article VII, as promptly as practicable but in no event later than ten Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject only to the conditions set forth in Exhibit A (the “Offer Conditions”). Merger Sub expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition or the Antitrust Condition, (iv) add to the Offer Conditions or modify any Offer Condition in a manner adverse to the holders of Common Stock, (v) extend or otherwise change the expiration date of the Offer (except as required or permitted by the provisions of Section 1.1(c)), (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Common Stock.

(c) Expiration and Extension of the Offer. The initial expiration date of the Offer shall be the 20th Business Day following the commencement of the Offer (determined using Exchange Act Rule 14d-1(g)(3)). Merger Sub shall (and Parent shall cause Merger Sub to) (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and (ii) if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to ten Business Days each (or such longer period as the parties hereto may agree), until such time as such Offer Conditions shall have been satisfied or waived; provided, however, that (1) Merger Sub shall not be required to extend the Offer beyond the earlier of the date of a Conversion Event (if exercising its rights pursuant to and in accordance with Section 1.3 with respect to such Conversion Event), the Outside Date or the termination of this Agreement and (2) if, at any otherwise scheduled expiration of the Offer, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived, Merger Sub shall in such situation be required to extend the Offer for one or more additional periods of at least five Business Days each but in no event shall Merger Sub or Parent be required to extend the Offer for more than twenty-five Business Days in the aggregate in such situation. The expiration date for the Offer, as the same may be extended from time to time, is referred to as the “Offer Expiration Date.” The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.1(c)) unless this Agreement is validly terminated in accordance with Article VII or as may be required by applicable Law. In the event that this Agreement is terminated pursuant to Article VII prior to any scheduled expiration thereof, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within one Business Day of such termination), irrevocably and unconditionally terminate the Offer.

(d) Payment. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to), accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer and, in any event, no more than three Business Days after the Acceptance Time. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer. The Offer Price shall, subject to any required withholding of Taxes, be net to the seller in cash without interest, upon the terms and subject to the conditions of the Offer.

(e) Termination of the Offer. The termination of the Offer pursuant to Section 1.1(c) or Section 1.3 is referred to in this Agreement as the “Offer Termination.” If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VII, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Common Stock to the registered holders thereof in accordance with the terms of the Offer and applicable Law. The parties hereto acknowledge and agree that the Offer Termination shall not give rise to a right of termination of this Agreement except to the extent expressly provided for in Article VII and that, absent any such termination of this Agreement, the obligations of the parties hereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

(f) Guaranteed Delivery. For purposes of this Agreement and the Offer, unless otherwise mutually agreed to by the Company and Merger Sub, any shares of Common Stock subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the shares underlying such notices of guaranteed delivery are delivered to or on behalf of Merger Sub.

Section 1.2 Offer Documents.

(a) As promptly as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of shares of Common Stock as and to the extent required by applicable federal securities Laws.

(b) The Company shall furnish Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws. Prior to the disclosure of an Adverse Recommendation Change in accordance with Section 5.4, Parent and Merger Sub shall be entitled to include the Company Board Recommendation in the Offer Documents.

(c) Prior to an Adverse Recommendation Change, the Company and its outside legal counsel shall be given reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Prior to an Adverse Recommendation Change, Parent and Merger Sub shall (i) provide the Company and its outside legal counsel in writing any comments Parent, Merger Sub or their outside legal counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company prompt telephonic notice of any material discussions with the SEC staff), (ii) provide the Company and its outside legal counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments made by the Company and its counsel on any such responses.

Section 1.3 Continuing Pursuit of the Merger. If (a) Merger Sub, upon the advice of outside legal counsel following consultation with the Company, reasonably determines in good faith that as a result of developments occurring after the date hereof it is more probable than not that the Company Stockholders Meeting would be reasonably likely to be held at least five days prior to the satisfaction of the Offer Conditions and that the Transactions would be consummated in a more timely manner than if the Offer were to be consummated following satisfaction of the Offer Conditions and (b) at or after any then-scheduled Offer Expiration Date occurring on or after the date that is 30 Business Days after the commencement of the Offer any Offer Condition shall not have been satisfied or, to the extent permitted by this Agreement and applicable Law, waived (other than Offer Conditions that by their nature are to be satisfied on the Offer Expiration Date), then Merger Sub may, at its sole option, upon one Business Day’s prior notice to the Company, irrevocably and unconditionally terminate the Offer, in which case Merger Sub shall thereafter pursue the Merger as contemplated in Section 5.6 (a “Conversion Event”). For the avoidance of doubt, Section 1.1, Section 1.2, Section 1.4 and the Offer Conditions shall cease to apply and have no further force or effect following a Conversion Event.

Section 1.4 Company Actions.

(a) Approval. Subject to Section 5.4, the Company hereby approves of and consents to the Offer, the Merger and the other Transactions. The Company has been advised that all of its directors and named executive officers (as that term is defined in Item 402 of Regulation S-K of the Securities Act of 1933 (the “Securities Act”), who own shares of Common Stock intend to tender such shares pursuant to the Offer. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b) Schedule 14D-9. On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”), including the Company Board Recommendation (subject to Section 5.4), and shall disseminate the Schedule 14D-9 to the holders of Common Stock. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws. Except with respect to any amendments filed after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.4, (i) Parent and its outside legal counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel, (ii) the Company shall (A) provide Parent and its outside legal counsel in writing any comments the Company or its outside legal counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent prompt telephonic notice of any material discussions with the SEC staff), (ii) provide Parent and its outside legal counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such responses.

(c) Information Supplied by the Company. The Company covenants and agrees that none of the Schedule 14D-9 and any information supplied by or on behalf of the Company or any Affiliate of the Company for inclusion or incorporation by reference in the Offer Documents shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by Parent, Merger Sub or any of their Affiliates in connection with the preparation of the Offer Documents for inclusion or incorporation by reference therein.

(d) Information Supplied by Parent and Merger Sub. Each of Parent and Merger Sub covenants and agrees that none of the Offer Documents and any information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Schedule 14D-9 shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any of its Affiliates in connection with the preparation of the Schedule 14D-9 for inclusion or incorporation by reference therein.

(e) Stockholder Lists. In connection with the Offer, the Company shall instruct its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of Common Stock. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in their possession.

Section 1.5 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent. Unless Merger Sub has elected pursuant to and in accordance with Section 1.3 to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL.

Section 1.6 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Proskauer Rose LLP, Eleven Times Square, New York, New York as soon as possible but in any event no later than the second Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place, time or date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.7 Effective Time. On the Closing Date, Parent, the Company and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.8 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

Section 1.9 Certificate of Incorporation. Subject to Section 5.8(a), the certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 1.10 Bylaws. Subject to Section 5.8(a), the bylaws of the Company shall, at the Effective Time, be amended in their entirety to conform to the bylaws of Merger Sub in effect immediately prior to the Effective Time and, as so amended, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 1.11 Directors. The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.12 Officers. Except as otherwise provided in the Executive Agreement, the officers of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. At the Effective Time and subject to the provisions of this Agreement, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock owned by the Company or any of its wholly owned Subsidiaries or by Parent or any of its Subsidiaries immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

(ii) All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates that immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.

(d) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. Immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares and, subject to Section 2.3(e), Company Equity Awards, for payment in accordance with this Article II through the Paying Agent, sufficient funds in amounts necessary for payment of the Merger Consideration and other amounts payable under this Article II and Parent shall instruct the Paying Agent to timely pay the Merger Consideration and other amounts payable under this Article II in accordance with this Agreement. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration. Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.

(ii) Surrender of Shares. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately prior to the Effective Time and other amounts payable under Article II in accordance with this Agreement and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock immediately prior to the Effective Time to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent, which shall remain responsible for payment of the applicable Merger Consideration, subject to any applicable abandoned property, escheat or similar Law.

Section 2.3 Company Equity Awards.

(a) At the Effective Time, each option to acquire shares of Common Stock (each, a “Company Option”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option whether or not then exercisable or vested, immediately before the Effective Time. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option.

(b) At the Effective Time, each restricted stock unit that conveys the right to receive shares of Common Stock (each, a “Company RSU”) outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall be, to the extent not already vested, vested and each Company RSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Common Stock underlying such Company RSUs.

(c) At the Effective Time, each performance share unit that conveys the right to receive shares of Common Stock (each, a “Company PSU”, and together with the Company Options and Company RSUs, the “Company Equity Awards”) outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company PSU, shall be, to the extent not already vested, vested in accordance with its terms and each Company PSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by either (i) the number of shares of Common Stock, if any, that would be payable upon settlement of such Company PSU based upon achievement of the performance goal based on actual performance through the Effective Time, in the case of Company PSUs with a performance cycle beginning more than 18 months prior to the Effective Time or (ii) the number of shares of Common Stock that would be payable upon settlement of such Company PSU upon achievement of the performance goal at target level, in the case of Company PSUs with a performance cycle beginning 18 months or less prior to the Effective Time.

(d) The payment of the amounts set forth in Section 2.3(a), Section 2.3(b) and Section 2.3(c) in respect of the Company Equity Awards shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Company Equity Award for all purposes under this Agreement. The Company shall take all requisite action so that all Company Equity Awards shall be canceled in accordance with this Section 2.3 and that all Company Stock Plans shall terminate at the Effective Time.

(e) Promptly following the Effective Time (and in any event not later than the second payroll date thereafter), Parent or the Surviving Corporation shall pay to each applicable holder of a Company Equity Award the amount due and payable to such holder pursuant to this Section 2.3. Any such amounts may, at Parent’s election, be made through the Surviving Corporation’s payroll system, through the Paying Agent or otherwise.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has properly demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if after the Effective Time any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration, upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 2.2.

(c) The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Common Stock, any withdrawals of such demands and any other instrument served on the Company under the DGCL and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article III, in either case, to which the relevance of such item is reasonably apparent on the face of such disclosure or (y) the Company SEC Reports publicly disseminated via the SEC’s EDGAR service (other than any Company SEC Reports filed or publicly disseminated after the date hereof and excluding statements in any “Risk Factors” sections and any other statements that are cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted. Except as would not have a Company Material Adverse Effect, each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and to consummate the Transactions, subject to the receipt of the Requisite Company Vote, if any, if the Merger is not consummated pursuant to Section 251(h) of the DGCL. The Company Board at a meeting duly called and held has: (a) unanimously approved and declared fair and advisable this Agreement and the Transactions, (b) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) resolved that, unless Merger Sub has elected pursuant to and in accordance with Section 1.3 to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time, (d) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company if necessary for the consummation of the Merger, and (e) recommended to the stockholders of the Company that they accept the Offer, tender their shares of Common Stock pursuant to the Offer and, to the extent applicable, adopt this Agreement and approve the Merger. Assuming that the Requisite Company Vote is received if the Merger is not consummated pursuant to Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has made available to Parent correct and complete copies of the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its Subsidiaries, in each case, as in effect on the date of this Agreement.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 3.5 Subsidiaries. A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.5 of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries, directly or indirectly, owns any interest in any Person other than such Subsidiaries. Each of the Company’s Subsidiaries is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens).

Section 3.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) the Schedule 14D-9, (ii) if Merger Sub has elected pursuant to and in accordance with Section 1.3 to pursue consummation of the Merger without completion of the Offer, a proxy statement (including any amendments thereto, the “Company Proxy Statement”) relating to any special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement in accordance with Section 5.6 (the “Company Stockholders Meeting”) and (iii) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act;

(c) compliance with and filings under the Applicable Exchange rules and regulations;

(d) the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”); and

(e) where the failure to obtain such Governmental Authorizations would not have a Company Material Adverse Effect.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any properties or assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Material Contracts or (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, other than in the case of clauses (b), (c) and (d) of this Section 3.7, as would not have a Company Material Adverse Effect.

Section 3.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of (i) 30,000,000 shares of Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of September 6, 2014 (the “Measurement Date”), (A) 17,096,096 shares of Common Stock were issued and outstanding, (B) 924,719 shares of Common Stock were reserved for issuance upon the exercise and vesting of outstanding Company Options, (C) 72,962 shares of Common Stock were reserved for issuance upon the vesting and settlement of outstanding Company RSUs, (D) 98,839 shares of Common Stock were reserved for issuance upon the vesting and settlement of outstanding Company PSUs, at target, (E) no shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, and (F) no shares of Preferred Stock were issued and outstanding.

(b) Except as set forth in Section 3.8(a), (i) there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company, (ii) there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, the Company or any of its Subsidiaries and (iii) there are no awards based upon the value of any security issued by the Company or any of its Subsidiaries, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units.

(c) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable, (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights.

(d) Section 3.8(d) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all Company Equity Awards, including with respect to each such Company Equity Award (A) the name of the holder of such Company Equity Award, (B) the number of shares of Common Stock subject to such outstanding Company Equity Award (including, in the case of each Company PSU, the target number of shares), (C) with respect to each Company Option, the exercise price, (D) the date on which such Company Equity Award was granted or issued, (E) the applicable vesting schedule, the extent to which such Company Equity Award is vested and, with respect to each Company Option, the extent to which such Company Option is exercisable as of the date hereof, (F) with respect to each Company Option, the date on which such Company Option expires, and (G) with respect to each Company PSU, the applicable performance metrics for the Company PSU (including the metric, measurement period and targets applicable to such Company PSU). With respect to the Company Equity Awards, (i) each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Equity Award was duly authorized no later than the date on which the grant of such Company Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, (iii) each such grant was made in accordance with the terms of the applicable Company Benefit Plan, the Exchange Act and all other applicable Law, (iv) the per share exercise price of each Company Stock Option was not less than the fair market value of a share of Common Stock on the applicable Grant Date, and (v) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in all material respects in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws. The Company has not granted, and there is no and has been no Company policy or practice to grant, Company Equity Awards prior to, or otherwise coordinate the grant of Company Equity Awards with, the release or other public announcement of material information regarding the Company or any of its Subsidiaries or their financial results or prospects.

(e) Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(f) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of (A) any Subsidiary of the Company or (B) any other Person or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company or (B) any other Person.

(g) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company.

Section 3.9 Voting. The Requisite Company Vote for the Merger, if not consummated pursuant to Section 251(h), is the only vote, if any, of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement and the Merger.

Section 3.10 SEC Reports. The Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since March 27, 2012 (collectively, the “Company SEC Reports”). Such Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Reports.

Section 3.11 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports:

(i) complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Assets that could have a material effect on the Company’s consolidated financial statements.

(c) The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees.

Section 3.12 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries that are required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2014 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business;

(c) Liabilities incurred in connection with the Transactions or as expressly permitted by this Agreement;

(d) Liabilities disclosed in, related to or arising under any Contract to which the Company or any of its Subsidiaries is a party (other than to the extent arising from a breach thereof by the Company or such Subsidiary);

(e) Liabilities disclosed in the Company Disclosure Letter; and

(f) other Liabilities that would not have a Company Material Adverse Effect.

Section 3.13 Absence of Certain Changes. Except as otherwise contemplated, required or permitted by this Agreement, since the Balance Sheet Date through the date hereof, (a) the Company and each of its Subsidiaries have conducted their business, in all material respects, in the ordinary course, (b) there has not been any Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require the prior written consent of Parent under Section 5.1 of this Agreement (other than under subclauses (h) and (l) thereof).

Section 3.14 Litigation. There are no legal actions, arbitrations, litigations, suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect if any such Legal Action were determined adversely against the Company or any of its Subsidiaries. There are no material Orders outstanding against the Company or any of its Subsidiaries.

Section 3.15 Material Contracts. Section 3.15 of the Company Disclosure Letter sets forth a list of all of the following Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company, any of its Subsidiaries or any Company Assets are bound as of the date of this Agreement (in each case, other than any Company Benefit Plan) (collectively, the “Material Contracts”):

(a) Contracts that are filed (i) as an exhibit to the Company’s Annual Report on Form 10-K for the year ended March 31, 2014 pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act, (ii) as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 or (iii) disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;

(b) other Contracts which would be required to be filed as an exhibit pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(c) Contracts individually involving payments of more than $500,000 annually pursuant to which a third-party manufactures any of the Company’s products or pursuant to which the Company manufactures products for any third-party;

(d) Contracts under which the Company or any of its Subsidiaries contracts for transportation, freight or warehousing services individually involving payments of more than $500,000 annually;

(e) Contracts individually involving expenditures in excess of $500,000 annually under which the Company or any of its Subsidiaries contracts for any material agency, representation, distribution or brokerage services for the sale of the Company’s products;

(f) Contracts with any supplier that provide for future payments by the Company or any of its Subsidiaries individually in excess of $500,000 annually;

(g) Contracts containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person that materially limits the conduct of the Businesses, taken as a whole, as presently conducted;

(h) Contracts for the acquisition, disposition, sale, license or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise) involving payments or receipt of payments or having a value in excess of $500,000;

(i) Contracts for the lease or sublease of any material real property; and

(j) Contracts under which the Company or the applicable Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its Subsidiaries) (other than trade credit in the ordinary course of business).

The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto. Each Material Contract is, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, a valid and binding agreement of the Company or its applicable Subsidiary, except where failure to be valid and binding would not have a Company Material Adverse Effect. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in material breach or default under any such Material Contract, in each case, except as would not have a Company Material Adverse Effect.

Section 3.16 Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all material stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other material benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, (v) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements, including any document establishing any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, and (vi) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter or opinion received from the Internal Revenue Service (the “IRS”).

(c) The Company does not maintain, sponsor or contribute to, and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA, any “multiemployer plan” (as defined in Section 3(37) of ERISA), any “multiple employer plan” (within the meaning of Section 413(c) of the Code), or any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Law, and all required annual returns and other reports for each Company Benefit Plan have been filed on a timely basis with the IRS, the U.S. Department of Labor, and any other applicable Governmental Authority. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter or opinion has been issued by the IRS with respect to such qualification, and (ii) except as would not result in a Company Material Adverse Effect, no event has occurred since the date of such letter or opinion that would adversely affect such qualification. All contributions required to be made to each Company Benefit Plan, and all payments required to be made pursuant to the Company Benefit Plan, have been timely made or accrued in accordance with GAAP.

(e) To the Knowledge of the Company, no Company Benefit Plan is under audit by, or is the subject of an investigation by, the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, nor is any such audit or investigation pending or, to the Company’s Knowledge, threatened.

(f) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(g) Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any payment or benefit from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries, or (iv) limit or restrict the right to amend, terminate or transfer the asset of any Company Benefit Plan on or following the Effective Time.

(h) There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than appeals for benefits by participants and beneficiaries or as would not have a Company Material Adverse Effect.

(i) There is no Contract, agreement, arrangement or policy to which the Company or any of its ERISA Affiliates is a party, or by which it is bound, to compensate any current or former employee of the Company or any Company Subsidiary, or any other Person, for (i) Taxes or other penalties paid as a result of a violation of Section 409A or Section 457A of the Code or (ii) excise taxes paid pursuant to Section 4999 of the Code.

(j) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disseminated in writing any legally binding intent or commitment to create or implement any additional employee benefit plan that would be a Company Benefit Plan if in existence on the date hereof, or to amend, modify or terminate in any material way any Company Benefit Plan.

Section 3.17 Labor Relations.

(a) (i) No employee of the Company or any of its Subsidiaries is represented by a union, (ii) to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted and (iii) neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to the payment of wages and overtime wages, hours of work, immigration and work authorization matters, collective bargaining, employment discrimination, civil rights, leave entitlement, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes.

(c) With respect to any person who provides personal services to the Company or any of its Subsidiaries, (i) the Company or the applicable Subsidiary has, in all material respects, properly classified each service provider as either an “employee” or an “independent contractor” and has classified each employee as either “exempt” or “non-exempt,” (ii) neither the Company nor any of its Subsidiaries have any material liability by reason of any such person being improperly excluded from participating in a Company Benefit Plan, and (iii) there are no material complaints, actions, claims or proceedings pending or, to the Knowledge of the Company, threatened to be brought by any such person or any Governmental Authority to reclassify such person.

(d) Section 3.16 and this Section 3.17 constitute the exclusive representations and warranties of the Company with respect to the subject matters set forth in Section 3.16 and this Section 3.17.

Section 3.18 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 3.18(a), except for Taxes as to which the failure to pay or adequately provide for would not have a Company Material Adverse Effect.

(c) Other than as a result of extending the due date for filing a Tax Return, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not have a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not have a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports, except for such deficiencies that would not have a Company Material Adverse Effect.

(f) Notwithstanding any other provision of this Agreement, nothing in this Agreement (including this Section 3.18) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or any of its Subsidiaries.

(g) This Section 3.18 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.18.

Section 3.19 Environmental Matters. The operations of the Company and each of its Subsidiaries comply with applicable Law relating to (a) pollution, contamination, protection of the environment or employee health and safety, (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (c) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), in each case, except as would not have a Company Material Adverse Effect. The Company and its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, and such operations are in compliance with applicable Permits, except as would not have a Company Material Adverse Effect. No Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, no condition exists on any property, currently or formerly, owned or operated by the Company that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Law, except as would not have a Company Material Adverse Effect. This Section 3.19 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.19.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration.

(b) Either the Company or one of its Subsidiaries (i) owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) or (ii) has a right to use the Licensed Intellectual Property. The Owned Intellectual Property is (1) valid, enforceable and subsisting; (2) properly recorded with the applicable Governmental Authority as owned by the Company or its Subsidiaries, including the chain of title for each item; and (3) not subject to any pending, threatened (to the Knowledge of the Company) or outstanding judgment, suit, proceeding (including reexamination, interference or opposition proceedings), hearing, investigation, charge, complaint, claim, arbitration or demand which challenges or would restrict the legality, validity, enforceability, use, or ownership of the item.

(c) There is no Legal Action pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries based upon, or challenging or seeking to deny or restrict, the use or ownership by the Company or any of its Subsidiaries of any of the Owned Intellectual Property. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted, including the Products, does not infringe, violate or misappropriate and has not infringed, violated or misappropriated any Intellectual Property of any Person. Since March 27, 2012, neither the Company nor its Subsidiaries has received any written notice of any claims that have been made against the Company or its Subsidiaries, nor is there any pending or threatened (to the Knowledge of the Company) suit, proceeding, hearing, investigation, charge, complaint, claim, arbitration or demand alleging the infringement, violation or misappropriation by the Company or its Subsidiaries of any Intellectual Property right of any Person. To the Knowledge of the Company, (i) no third party has infringed upon, misappropriated or otherwise violated any Company Owned Intellectual Property and (ii) there has been and is no unauthorized use, disclosure, misappropriation or infringement of any trade secrets owned by the Company or any its Subsidiaries by any Person.

(d) The consummation of the Transactions shall not alter, impair or extinguish any material Rights of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property.

(e) Neither the Company nor any of its Subsidiaries is party to any Contract that is material to the Businesses pursuant to which (i) a third party grants (by way of license, covenant not to sue, co-existence or otherwise) to the Company or its Subsidiaries any interest in, or right to use or exploit the Licensed Intellectual Property or (ii) the Company or its Subsidiaries grants (by way of license, covenant not to sue, co-existence or otherwise) to any Person any interest in, or right to use or exploit any Owned Intellectual Property, each of the foregoing (i) and (ii), other than in the ordinary course of business. Neither the Company nor its Subsidiaries has granted any exclusive license to any Person under Owned Intellectual Property, other than in the ordinary course of business.

(f) The Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect, maintain and safeguard their rights in all trade secrets included in the Owned Intellectual Property.

(g) The Licensed Intellectual Property together with the Owned Intellectual Property, constitute all the Intellectual Property necessary and sufficient to conduct the respective businesses of the Company and its Subsidiaries in all material respects as currently conducted. Each item of Owned Intellectual Property and Licensed Intellectual Property will be owned or validly licensed for use by the Company or its Subsidiaries, on the same terms and conditions immediately subsequent to the Effective Time as such items were immediately prior to the Effective Time.

(h) To the Knowledge of the Company, the Company and its Subsidiaries have not received notice of any claims (including any investigation or written notice from any Governmental Authority) that have been asserted or threatened against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights or any non-compliance with applicable Laws, privacy policies or terms of use.

(i) Except as would not be material to the Businesses, the execution and delivery of this Agreement and the consummation of the Transactions will not, pursuant to a Contract to which the Company or one of its Subsidiaries is a party, result in (i) Parent, the Company or any of its Subsidiaries granting (including by means of a covenant not to sue or cross license) to any third party any rights or licenses to any Intellectual Property or being bound by or subject to any non-compete or other material restriction on the operation or scope of their respective businesses (including any exclusivity arrangements or “most favored customer” or preferred pricing provisions), (ii) the release or disclosure of any material trade secrets, (iii) any right of termination, cancellation or modification, or offer of any option, under any material Contract with respect to Licensed Intellectual Property, or (iv) the imposition of any Lien on any Owned Intellectual Property.

(j) This Section 3.20 constitutes the exclusive representations and warranties of the Company with respect to Intellectual Property matters.

Section 3.21 Properties.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a list of the addresses of all real property owned or leased by the Company and its Subsidiaries.

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for (i) Permitted Liens and (ii) such Liens as would not have a Company Material Adverse Effect.

(c) All tangible assets owned or leased by the Company or any of its Subsidiaries and located at their facility in Joplin, Missouri (i) are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and (ii) are adequate in all material respects for the uses to which they are being put.

Section 3.22 Permits; Compliance with Law.

(a) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or threatened in writing.

(b) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries comply, and have since March 27, 2012 complied, with (i) each Law applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits.

(c) To the Knowledge of the Company, each of the co-manufacturers, contract manufacturers, vendors, suppliers and distributors (collectively, the “Suppliers”) of the products and services sold from time to time by the Company and its Subsidiaries (the “Products”) is in compliance with all Laws applicable to the manufacturing, sale, lease, storage and delivery of such products, including such Laws that require such co-manufacturers to possess all Permits for the current operation of their business, including the Food and Drug Act, the Federal Trade Commission Act, the Fair Packaging and Labeling Act, the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Safe Drinking Water and Toxic Enforcement Act of 1986 and “Proposition 65” and the Laws of the FDA, CFIA, USDA, FTC, OSHA and EPA, except, in each case, as would not have a Company Material Adverse Effect. Except for approvals that are not required as of the date of this Agreement, none of the products being manufactured, assembled, sold, leased or delivered by the Company or its Subsidiaries requires any approval of the FDA, CFIA, USDA, FTC, OSHA and EPA or any other Governmental Authority for the purpose for which they are being manufactured, assembled, sold, leased or delivered, as applicable, which has not been obtained.

(d) No representation is made under this Section 3.22 with respect to SEC reports, financial statements and internal controls, employee benefits, labor, Tax, environmental or intellectual property matters, which matters are addressed in Section 3.10, Section 3.11, Section 3.16, Section 3.17, Section 3.18, Section 3.19 and Section 3.20, respectively.

Section 3.23 Anti-Corruption. Neither the Company nor any of its Subsidiaries (including any of their officers, directors, employees or other persons acting on their behalf) nor, to the Knowledge of the Company, any of their agents or distributors, has, directly or indirectly, (i) taken any action that would cause the Company or any of its Subsidiaries, or Parent or Merger Sub, to be in violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended, or any other anticorruption or anti-bribery Laws applicable to the Company or any of its Subsidiaries, (ii) made any unlawful offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a governmental official to secure any improper advantage (e.g., to obtain a tax rate lower than allowed by Law) or to obtain or retain business for any Person.

Section 3.24 Products; Product Liability; Product Warranty.

(a) Except as would not have a Company Material Adverse Effect, the Products: (i) have, to the Knowledge of the Company, been properly manufactured, handled and stored and are properly packaged and labeled and fit for human consumption; (ii) comply with the Federal Food, Drug and Cosmetic Act as amended and regulations promulgated thereunder as in effect as of the date hereof (collectively, the “Food and Drug Act”) and applicable Laws governing the purity of food sold for human consumption as in effect as of the date hereof (“Food Laws”); and (iii) may be shipped in interstate commerce in accordance with the Food and Drug Act and the Food Laws.

(b) Since March 27, 2012, the Company and its Subsidiaries and, to the Knowledge of the Company, their Suppliers, have not voluntarily recalled, suspended, or discontinued manufacturing any Product at the request of any Governmental Authority, nor has the Company or any of its Subsidiaries received any written notice since March 27, 2012 from any Governmental Authority that it has commenced or threatened to initiate any action to withdraw approval, restrict sales or marketing, or request a recall of, any Product, or that a Governmental Authority has commenced or threatened to initiate any action to enjoin or place restrictions on the production of any Product.

(c) Since March 27, 2012, the Company and its Subsidiaries have not received written notice of, or been subject to, any finding of material deficiency or material non-compliance, material penalty, fine or sanction, request for corrective or remedial action or other material compliance or enforcement action, in respect of any of (i) the Products, (ii) the ingredients in the Products, or (iii) the facilities at which such Products are manufactured, packaged or initially distributed.

(d) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries and, to the Knowledge of the Company, the Suppliers are in compliance with all currently applicable premarket authorization requirements for the Products, including those requirements for food additives, (ii) all materials contained in the Products comply with established specifications, and (iii) the level of contaminants (e.g., heavy metals such as lead) or other impurities in the Products have been and currently are in compliance with all applicable Laws.

(e) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have made any false statements in, or material omissions from, any applications, approvals, reports or other submissions made by the Company or any of its Subsidiaries to the FDA, the USDA, the FTC or other Governmental Authorities or in any other records and documentation prepared or maintained by the Company or its Subsidiaries solely for compliance with the requirements of the FDA, the USDA, the FTC or other Governmental Authorities relating to the Products.

(f) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all currently applicable labeling requirements of the FDA, the USDA and other Governmental Authorities and the currently applicable FTC requirements, and the applicable requirements in state consumer protection laws regarding truthful advertising, including the requirements to have adequate substantiation for all express and implied marketing, advertising or labeling claims and requirements that prohibit “drug” claims on foods.

(g) Since March 27, 2012, the Company and its Subsidiaries have not received any written or, to the Knowledge of the Company, oral notification from any Governmental Authority that remains unresolved indicating that any Product is unsafe or ineffective for its intended use or fails to comply with any applicable premarket authorization requirements.

Section 3.25 Customers/Suppliers. Section 3.25 of the Company Disclosure Letter sets forth the names of the top ten suppliers, the top ten outsourced contract manufacturers and the top ten distributor/customers of the Company and its Subsidiaries by dollar value, together with the aggregate amount of purchases made from each supplier and outsourced contract manufacturer, respectively, and sales made to each such distributors/customer, respectively, during the year ended March 31, 2014. As of the date of this Agreement, none of such suppliers, outsourced contract manufacturers or distributors/customers has notified the Company or any of its Subsidiaries in writing or, to the Knowledge of the Company, orally, that it is terminating or materially and adversely altering, or that it intends to terminate or materially and adversely alter, its relationship with the Company or any of its Subsidiaries.

Section 3.26 Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements, indemnification agreements or any Company Equity Award) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.27 Opinion of Financial Advisor. J.P. Morgan Securities LLC (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the consideration to be paid to holders of Common Stock in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. The aggregate compensation payable to the Company Financial Advisor in connection with the Transactions will not exceed the amount set forth in Section 3.27 of the Company Disclosure Letter.

Section 3.28 Takeover Laws. Assuming the accuracy of the representations and warranties in Section 4.6(c), no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any applicable Law (“Takeover Laws”) is applicable to this Agreement or the Transactions. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Transactions.

Section 3.29 Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s, financial advisory or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the Transactions. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the Transactions. The board of directors of each of Parent and Merger Sub pursuant to duly adopted resolutions have (a) approved and declared advisable this Agreement, the Merger and the Transactions and (b) declared that it is in the best interests of Parent and Merger Sub and the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement, by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) the Offer Documents and (ii) any filings or reports that may be required in connection with this Agreement and the Transactions under the Exchange Act or the Securities Act;

(c) the pre-merger notification required under the HSR Act; and

(d) where the failure to obtain such Governmental Authorization would not have a Parent Material Adverse Effect.

Section 4.5 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.4 have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not have a Parent Material Adverse Effect.

Section 4.6 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or Merger Sub, or any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub. Merger Sub has no Subsidiaries.

(c) Neither Parent nor Merger Sub is, or at any time during the last three years has been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL. None of Parent, Merger Sub or their respective Affiliates own, directly or indirectly, beneficially or of record, any shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

Section 4.7 Financing. Parent has, and Parent will have at the Effective Time, the funds necessary to consummate the Transactions, including the payment by Parent and Merger Sub of the Merger Consideration, other amounts payable pursuant to Article II, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation and any other amounts required to be paid in connection with the consummation of the Transactions.

Section 4.8 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would, or seeks to, materially delay or prevent the consummation of the Transactions. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions.

Section 4.9 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.

Section 4.10 No Knowledge of Conversion Event. As of the date of this Agreement, to the Knowledge of Parent, no fact or circumstance exists or is reasonably foreseeable that would cause Merger Sub to make the election pursuant to Section 1.3 to pursue consummation of the Merger without completion of the Offer (a “Conversion Event Trigger”).

Section 4.11 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Transactions, Parent and Merger Sub represent, warrant, acknowledge and agree that, except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter and the Company SEC Reports), it has not relied upon the accuracy or completeness of any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives made or provided by the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course of business. Without limiting the generality of the foregoing, and except as otherwise required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall not cause any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend any of the Company Organizational Documents;

(b) Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right, warrant or option to acquire any shares of its capital stock or (iv) issue, transfer, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to the terms of existing Company Equity Awards);

(d) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of its directors or officers or employees, except for increases in salary, annual bonus targets, hourly wage rates and benefits of employees (other than directors or officers) in the ordinary course of business consistent with past practice, (ii) establish, adopt, enter into, amend, renew or terminate any collective bargaining agreement or Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, (iii) execute any employment, consulting, indemnification, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, employee or consultant of the Company or any of its Subsidiaries other than offer letters, employment agreements, or consulting agreements entered in the ordinary course of business that are terminable at will and without material liability to the Company or any of its Subsidiaries, or (iv) provide any new benefit to a current or former director, executive officer or employee of the Company or any of its Subsidiaries, except, in each case, (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan or other agreement in effect on the date of this Agreement, (B) in the ordinary course of business consistent with past practice in conjunction with new hires, promotions or other changes in job status, (C) pursuant to existing collective bargaining or national labor agreements, or (D) where the aggregate increase under Company Benefit Plans in effect on the date of this Agreement does not exceed $250,000;

(e) Labor Reductions. (i) Other than any termination by the Company or any of its Subsidiaries for cause, terminate the employment of any officer or employee with the title of vice president or above, or (ii) undertake (A) any material reduction in force, (B) any reduction in force that would result in any liability for noncompliance with the notice provisions of the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) to the Company or any of its Subsidiaries under the WARN Act, or (C) any reduction in force that is subject to the WARN Act, in each case, in respect of employees of the Company and its Subsidiaries.

(f) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof (or material interest therein or material assets thereof), except for any such transaction that is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries;

(g) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant, dispose of or subject to a Lien any material Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess inventory or equipment in the ordinary course of business, (iii) any Permitted Liens or (iv) pursuant to any Contract existing and in effect as of the date hereof;

(h) Indebtedness; Guarantees. Incur, assume or guarantee any new indebtedness in excess of $500,000 in the aggregate;

(i) Loans. Make any loans or advances, other than (i) loans or advances made to employees in the ordinary course of business for travel, business or relocation or (ii) loans or advances made by the Company or a wholly owned Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company;

(j) Tax and Accounting. Make or revoke any material Tax election, file any amended Tax Return that could materially increase the Taxes payable by the Company and its Subsidiaries or change its accounting policies or procedures, other than as required by GAAP or applicable Law;

(k) Legal Actions. Subject to Section 5.2, waive, release, assign, settle or compromise any material Legal Actions, except to the extent any such Legal Action is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if the waiver, release, assignment, settlement or compromise of such Legal Action would not result in the imposition of any material restriction on the business or property of the Company or any of its Subsidiaries.

(l) Material Contracts. Amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, other than (i) in the ordinary course of business or (ii) if such termination or replacement occurs automatically without any action by the Company or any of its Subsidiaries;

(m) Capital Expenditures. Make or authorize any capital expenditure except to the extent (A) provided for and in accordance with the total aggregate amounts set forth in the Company’s capital expense budget made available to Parent prior to the date of this Agreement, or (B) when added to all other capital expenditures made on behalf of all of the Company and its Subsidiaries since the date of this Agreement but not provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $100,000 individually and $300,000 in the aggregate during any fiscal quarter;

(n) Company Equity Awards. Except as required by existing written agreements or Company Benefit Plans in effect as of the date of this Agreement, or as otherwise required by applicable Law, waive any stock repurchase rights, accelerate, or amend any Company Equity Awards, change the period of exercisability of or reprice Company Options, or authorize cash payments in exchange for any Company Equity Awards granted under any Company Benefit Plan;

(o) Certain Business Practices. Change its methods or practices with respect to retail pricing, promotions, coupon offers, or advertising in any material respect outside the ordinary course of business; or

(p) Related Actions. Authorize, agree or commit to do any of the foregoing.

Section 5.2 Stockholder Litigation. The Company shall keep Parent reasonably informed with respect to the defense or settlement of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the Transactions and the Company and shall not settle any such litigation or consent to the same without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, senior employees, properties, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide such access if it reasonably determines that such access may unreasonably disrupt or impair the business or operations of the Company or any of its Subsidiaries. Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such disclosure would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege or would violate any applicable Law.

(b) The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Authority in connection with the Transactions, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the Transactions, and (iv) the material failure of any party to comply with or satisfy any covenant, condition or agreement in this Agreement, in each case such that the conditions set forth in Article VI or Exhibit A would not be satisfied or would give rise to a right a termination set forth in Section 7.3(c) or Section 7.4(b), as the case may be. In addition, the Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or which would reasonably be likely to result in the failure of any of the conditions set forth in Article VI or Exhibit A to be satisfied. In addition, Parent and Merger Sub shall notify the Company promptly of the occurrence of any Conversion Event Trigger. In no event shall (x) the delivery of any notice by a party pursuant to this Section 5.3(b) limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) any such disclosure be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty.

(c) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated June 19, 2014 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.2.

(d) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, subject to and consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) Except as expressly permitted by Section 5.4(b), the Company shall not, and the Company shall cause any of its Subsidiaries not to, and the Company shall use its reasonable best efforts to cause its Representatives not to, (i) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any Takeover Proposal or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal, (ii) continue, enter into or participate in any discussions with any Person regarding a Takeover Proposal (other than to state that the Company is not permitted to have discussions), (iii) execute or enter into any Contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement), (iv) furnish to any Person any non-public information with respect to any Takeover Proposal, (v) release any third party from any confidentiality or standstill agreement to which the Company is a party or fail to reasonably enforce or grant any material waiver, request or consent to any Takeover Proposal under, any such agreement or (vi) approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL. The Company shall, and shall cause each of its Subsidiaries to, and the Company shall use reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation heretofore conducted by the Company, any of its Subsidiaries or their respective Representatives with any Person (other than Parent and its Affiliates) with respect to any Takeover Proposal. The Company shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to any Takeover Proposal with or for the benefit of the Company to promptly return or destroy all confidential information, documents and materials relating to a Takeover Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person and immediately terminate any “data room” or similar access of such Persons and their Representatives. It is understood that any violation of the restrictions of this Section 5.4 by any Representative of the Company or any of its Subsidiaries shall be deemed a breach of this Section 5.4 by the Company.

(b) Notwithstanding Section 5.4(a), prior to the earlier of the Acceptance Time and the date the Requisite Company Vote is obtained, following the receipt after the date hereof by the Company of a written Takeover Proposal that has not resulted from a breach or violation of Section 5.4(a), (i) the Company Board shall be permitted to participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal and (ii) if the Company Board determines in good faith after consultation with outside legal counsel and financial advisors that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law, then the Company may, in response to such Takeover Proposal and upon prior written notice to Parent, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent substantially concurrently (and in any event within 24 hours) with the time it is provided to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal. Notwithstanding anything to the contrary in this Agreement, the Company Board shall be permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties, to modify, waive, amend or release any existing standstill obligations owed by any Person to the Company or any of its Subsidiaries.

(c) From and after the date of this Agreement, the Company shall promptly (but in any event within 24 hours) notify Parent in writing of (i) the receipt of any Takeover Proposal or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal, specifying the material terms and conditions thereof (and including a copy thereof, if such proposal or offer is in writing) and the identity of the party making the proposal or offer, and (ii) any material modifications to the financial or other material terms and conditions of such Takeover Proposal. Such notice shall contain a statement as to whether the Company Board has made the determination required by Section 5.4(b) in respect thereof.

(d) Except as set forth in Section 5.4(e) and Section 5.4(f), neither the Company Board nor any committee thereof shall (i) withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) the Company Board Recommendation in any manner adverse to Parent, (ii) approve, endorse or recommend a Takeover Proposal, or (iii) approve, recommend or allow the Company to enter into a letter of intent or Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into following compliance with this Section 5.4) (any of the foregoing, an “Adverse Recommendation Change”).

(e) Notwithstanding Section 5.4(d), the Company Board may, at any time before the earlier of the Acceptance Time and the date the Requisite Company Vote is obtained, in response to a Superior Proposal received by the Company Board after the date of this Agreement and not resulting from a breach of this Section 5.4, terminate this Agreement to enter into a Contract with respect to such Superior Proposal, but only if:

(i) the Company shall have first provided written notice to Parent at least four Business Days prior to any such proposed termination that it is prepared to terminate this Agreement to enter into a Contract with respect to a Superior Proposal, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the party making such Superior Proposal, and shall have given Parent during such four Business Day period the opportunity to meet or negotiate with the Company Board and its outside legal counsel to enable Parent and the Company to discuss or negotiate in good faith a modification of the terms and conditions of this Agreement so that such Superior Proposal is no longer a Superior Proposal; and

(ii) Parent does not make, within four Business Days after the receipt of such notice (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two Business Day period), a binding and irrevocable written and complete proposal (including any schedules or exhibits) that the Company Board determines in good faith, after consultation with its financial advisor, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal.

(f) Notwithstanding anything to the contrary in this Agreement, at any time before the earlier of the Acceptance Time and the date the Requisite Company Vote is obtained, the Company Board may make an Adverse Recommendation Change if, in response to an Intervening Event or a Takeover Proposal, (i) the Company Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law and (ii) at least four Business Days prior to such Adverse Recommendation Change, the Company shall have provided to Parent notice stating that an Intervening Event or a Takeover Proposal has occurred and describing such Intervening Event or Takeover Proposal and given Parent during such four Business Day period the opportunity to meet or negotiate with the Company Board and its outside legal counsel to enable Parent and the Company to discuss or negotiate in good faith a modification of the terms and conditions of this Agreement so that the Transactions may be effected.

(g) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law. For the avoidance of doubt, this Section 5.4(g) shall not limit any of Parent’s or Merger Sub’s rights under Article 7 in respect of any such position taken or disclosure made.

(h) Neither Parent nor Merger Sub, nor any of their respective Affiliates or Representatives shall make, propose or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other Person, in any such case, with respect to any Takeover Proposal involving the Company.

Section 5.5 Company Proxy Statement.

(a) If Merger Sub makes the determination described in subclause (a) of Section 1.3, Parent shall have the right to request, and in such case, the Company shall, prepare a draft of the Company Proxy Statement and cause it to be filed in preliminary form with the SEC no later than the later of (i) the fifth Business Day following such request and (ii) the twentieth Business Day following the date of this Agreement. Parent shall provide the Company with any information that may be required from Parent and Merger Sub in connection with the preparation and filing of the Company Proxy Statement and any updates to such information, as appropriate. The Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC.

(b) The Company agrees that none of the information included or incorporated by reference in the Company Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(c) Parent and Merger Sub hereby covenant and agree that none of the information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement shall, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(d) The Company shall use its reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) obtain clearance of the Company Proxy Statement by the SEC as promptly as practicable following the filing thereof. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Company Proxy Statement. Before responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(e) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4.

Section 5.6 Company Stockholders Meeting. The following provisions shall apply only (i) after the Acceptance Time or the Offer Termination, as applicable, if adoption of this Agreement by the stockholders of the Company is required under applicable Law to consummate the Merger or (ii) at the election of Merger Sub pursuant to and in accordance with Section 1.3 following the occurrence of a Conversion Event:

(a) Subject to Section 5.4, as promptly as reasonably practical following the clearance of the Company Proxy Statement by the SEC, the Company shall call and hold the Company Stockholders Meeting for the purpose of obtaining the Requisite Company Vote (including causing the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable). Subject to Section 5.4, the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement (including by engaging a proxy solicitation firm) and to take all other actions reasonably necessary to secure the Requisite Company Vote.

(b) Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone, recess or adjourn the Company Stockholders Meeting except: (i) with the consent of Parent, (ii) in order to obtain a quorum in the absence thereof, or (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure that the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, that no adjournment pursuant to the foregoing clauses (ii) or (iii) may be to a date on or after two Business Days prior to the Outside Date.

Section 5.7 Employees; Benefit Plans.

(a) For a period of one year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to each individual who, immediately prior to the Effective Time is an employee of the Company or any of its Subsidiaries, including any individual on short-term disability leave immediately prior to the Effective Time (each, an “Employee”) with (i) at least the same salary or hourly wage rate provided to such Employee immediately prior to the Effective Time, (ii) at least the same short-term (annual or more frequent) cash bonus or commission opportunity provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and benefits (excluding equity and equity-based awards, which will remain discretionary) that in the case of this clause (iii) are either, in Parent’s sole discretion, (A) not materially less favorable in the aggregate than those provided as of the date of this Agreement to the Employees considered as a group or (B) substantially similar to those being provided to similarly situated employees of Parent (other than the Employees). Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee for any lawful reason and neither Parent nor the Surviving Corporation shall have any obligation to retain any employee or group of employees of the Company or any of its Subsidiaries. This Section 5.7(a) shall not apply to any Person covered by the Executive Agreement or any collective bargaining agreement.

(b) Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all Company Benefit Plans (including all severance, change of control and similar plans and agreements) in accordance with their terms as in effect on the date hereof (subject to any modification thereof made in accordance with Section 5.1(d) of this Agreement, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law.

(c) For all purposes under any employee benefit plans or arrangement of Parent, the Surviving Corporation and their respective Affiliates, including severance, benefit and vacation or other paid-time off benefits (but not for accrual of pension benefits), made available to any Employee after the Effective Time (other than any pension plan or other defined benefit plan) (the “New Plans”), Parent shall use commercially reasonable efforts to provide that (i) each Employee shall receive credit for such Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities) for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual), (except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of Parent or the applicable Affiliate do not receive past service credit), (ii) at the Effective Time, any waiting time limitation in any New Plan is waived to the extent such waiting time was satisfied under the similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (iii) all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iv) eligible expenses incurred by each Employee and his or her covered dependents in respect of the plan year in which the Closing be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for such applicable plan year as if such amounts had been paid in accordance with such New Plan. Notwithstanding anything in this Agreement to the contrary, no Employee shall have any right by virtue of this Agreement or the Transactions to participate in any pension plan or other defined benefit plan maintained by Parent or in Parent’s supplemental retirement plan.

(d) Upon the Closing, Parent shall cause the Surviving Corporation to (i) assume the liabilities and obligations of the Company set forth in the collective bargaining agreements (as extended) that cover one or more of the Employees, and (ii) if necessary to effect such assumption, to accept an assignment of all or a portion of such liabilities and obligations, in each case to the extent required by such collective bargaining agreements.

(e) Nothing in this Section 5.7, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.7. No provision of this Section 5.7 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates.

Section 5.8 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in (i) the Company Organizational Documents or (ii) agreements between an Indemnified Party and the Company or one of its Subsidiaries (in effect as of the date of this Agreement), to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement.

(b) Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions or otherwise). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent and the Surviving Corporation shall, jointly and severally, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither of Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action.

(c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 250% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 250% amount being the “Maximum Premium”). If Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.8(c), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.8(c) and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 5.8(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six years following the Effective Time.

(d) The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, the Surviving Corporation shall take all necessary action so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.8.

Section 5.9 Reasonable Best Efforts. Subject to Section 5.10, upon the other terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Offer Conditions and the conditions set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable. The terms of this Section 5.9 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.10 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions and (ii) make any other submissions either required or reasonably deemed appropriate by Parent or the Company in connection with the Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing party and its advisors before filing.

(b) Without limiting the generality of the foregoing Section 5.10(a), Parent and the Company shall as promptly as practicable, but in any event within 10 Business Days following the execution and delivery hereof, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form or filing and supplemental information shall be in substantial compliance with the requirements of the HSR Act. Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act. Each party shall use commercially reasonable efforts to obtain any clearance required under the HSR Act for the consummation of the Transactions.

(c) Parent and Company shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from the FTC, the DOJ, or any other Governmental Authority and shall comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable Law. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation. Notwithstanding anything herein to the contrary, (i) Parent shall have, except where prohibited by applicable Law, responsibility for determining the strategy for dealing with any Governmental Authority regarding the application of any applicable antitrust Laws to the Transactions (provided that Parent shall consult with the Company with respect to such strategy and keep the Company informed on a reasonably current basis as to developments and changes in such strategy), including being entitled to direct any proceedings or negotiations with any Governmental Authority in respect thereof; (ii) Parent shall not be obligated to contest any final action or decision taken by the FTC or DOJ or any other Governmental Authority challenging the consummation of the Transactions, and (iii) in no event shall Parent be required to (A) sell or otherwise dispose of, hold separate or agree to sell or dispose of, any assets, categories of assets or businesses of Parent or its subsidiaries, (B) terminate existing relationships, contractual rights or obligations or (C) amend or terminate existing licenses or other intellectual property agreements or enter into new licenses or other intellectual property agreements to avoid, prevent or terminate any action by the FTC or DOJ or any other Governmental Authority which would restrain, enjoin or otherwise prevent consummation of the Transactions.

(d) The Company shall, to the extent permitted by applicable Law, (i) take all actions necessary so that no Takeover Law becomes applicable to the Transactions and (ii) if any such Takeover Law becomes applicable to the Transactions, take all actions necessary so that the Transactions may be consummated as promptly as practicable.

Section 5.11 Public Announcements. Except as provided for in this Agreement or required by applicable Law, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements (including via social media) about this Agreement or any of the Transactions. Neither Parent nor the Company, nor any of their respective Subsidiaries, shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to provide a meaningful opportunity to the other parties to review and comment upon such press release or other public statement, to consult with the other party before issuing any such release or making any such public statement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, that the party seeking to issue or cause the publication of any such press release or other public statement shall not be required to consult with the other party or provide any such review or comment to the other party in connection with any disclosure contemplated by Section 5.4.

Section 5.12 Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the party incurring those Expenses, except that Expenses incurred in connection with the preparation, filing, printing and mailing of the Company Proxy Statement and the filing fees for any filings made under the HSR Act shall be paid by Parent, irrespective of the termination of this Agreement in accordance with its terms.

Section 5.13 Approval of the Merger. Unless Parent has elected pursuant to and in accordance with Section 1.3 to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected in accordance with Section 251(h) of the DGCL as soon as practicable following the Acceptance Time without a vote of the stockholders of the Company. Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement.

Section 5.14 Section 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee of the Board of Directors or its independent directors, to the extent required under applicable Law) will take all steps that may be necessary or advisable to cause all amounts payable to holders of Company Equity Awards granted or issued under a Company Benefit Plan, in all such cases in which any such Company Benefit Plan is amended, modified or supplemented or pursuant to which consideration is or shall be paid to such holder, to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act. The Company shall deliver to Parent copies of all resolutions and consents prepared in connection with the actions required under this Section 5.15.

Section 5.16 Credit Agreement. The Company shall use its reasonable best efforts to deliver to Parent no later than two Business Days prior to the Effective Time a copy of an executed payoff letter in customary form with respect to (a) the Existing Loan Agreement, and (b) the Amended and Restated Security Agreement among the Company, certain of its Subsidiaries and Bank of America, N.A. dated as of August 25, 2010, as amended.

Section 5.17 Stock Exchange De-listing. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary on its part under applicable Laws and rules and policies of the Applicable Exchange to enable the de-listing by the Surviving Corporation of the shares of Common Stock from the Applicable Exchange and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. If required by Law, this Agreement, the Merger and the other Transactions shall have been duly adopted by the Requisite Company Vote.

(b) Completion of Offer. Unless the Offer Termination shall have occurred, Merger Sub shall have previously accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

(c) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and no Governmental Authority shall have issued any Order under the HSR Act that enjoins or otherwise prohibits the consummation of the Merger (an “Antitrust Order”).

(d) No Orders. No federal or state court of the United States of America or any state thereof shall have issued any Order (other than any Antitrust Order) which is then in effect that enjoins or otherwise prohibits consummation of the Merger. No other Governmental Authority shall have issued any Order (other than any Antitrust Order) which is then in effect that enjoins or otherwise prohibits consummation of the Merger, which Order would have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger.

Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub Solely Following Offer Termination. Solely if the Offer Termination shall have occurred or the Acceptance Time shall not have occurred, then the obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) this Agreement (other than in Section 3.8(a) and Section 3.13(b)) shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of the Closing Date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect and (ii) Section 3.8(a) and Section 3.13(b) shall be true and correct in all respects (other than in the case of de minimis exceptions relating to the outstanding shares of Common Stock as of the Measurement Date which would not result in cost, expense or liability to the Company, Parent and their Affiliates exceeding $4,000,000 in the aggregate) as of the respective dates specified therein.

(b) Performance of Obligations. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b) and Section 6.2(c).

Section 6.3 Additional Conditions to Obligation of the Company Solely Following Offer Termination. Solely if the Offer Termination shall have occurred or the Acceptance Time shall not have occurred, then the obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of representations and warranties to be true and correct in all respects would not have a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects its obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) whether before or after obtaining the Requisite Company Vote, if the Merger has not been consummated by June 8, 2015 (the “Outside Date”); provided, that, notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure to consummate the Merger by such date;

(b) if the Offer Termination occurs and this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment, postponement or recess thereof) and the Requisite Company Vote is not obtained upon a vote taken thereof;

(c) if the Offer shall have expired (and not been further extended pursuant to Section 1.1(c)) and Merger Sub shall not have elected pursuant to and in accordance with Section 1.3 to pursue the Merger as provided in Section 5.6; provided, however, that the foregoing shall not affect Merger Sub’s obligation to extend the Offer pursuant to and in accordance with Section 1.1(c), subject to Section 1.3;

(d) whether before or after obtaining the Requisite Company Vote, if (i) any Order of any federal or state court of the United States of America or any state thereof permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable, or (ii) any other Order permanently enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable and would have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:

(a) prior to the earlier to occur of receipt of the Requisite Company Vote or the Acceptance Time, (i) following any Adverse Recommendation Change; provided that Parent’s right to terminate this Agreement pursuant to this Section 7.3(a) shall expire at 5:00 p.m. (Pacific Time) on the fifteenth Business Day following the date on which such Adverse Recommendation Change occurs, or (ii) if the Company Board shall have failed to reconfirm the Company Board Recommendation promptly, and in any event within the earlier of ten Business Days following Parent’s request to do so and two Business Days prior to the Company Stockholders Meeting; provided, that, such request may only be made by Parent in the event the Company has received a public announcement of a Takeover Proposal or any amendment to a Takeover Proposal and in such event Parent may make such request up to two times every 30 days;

(b) prior to the Acceptance Time, if (i) the Company Board approves, endorses or recommends, or publicly proposes to approve, endorse or recommend, a Takeover Proposal, (ii) a tender offer or exchange offer for all outstanding shares of capital stock of the Company is commenced and the Company Board fails to promptly (but in any event within ten Business Days after commencement of such tender or exchange offer) recommend that the Company’s stockholders not tender their shares of Common Stock in such tender or exchange offer, or (iii) the Company shall have materially breached its obligations under Section 5.4, which material breach, if curable by the Company, shall not have been cured by the Company within five Business Days following the Company’s receipt of written notice of such material breach (provided that any material breach pursuant to this subclause (iii) that results in a Takeover Proposal that is publicly disclosed shall not be curable); or

(c) prior to the Acceptance Time, if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of an Offer Condition set forth in clause (c)(iv) or (c)(v) of Exhibit A or a condition to Closing set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within twenty Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b).

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time:

(a) prior to the Acceptance Time, pursuant to and in accordance with the terms and conditions of Section 5.4(e);

(b) prior to the Acceptance Time, if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within twenty Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b); or

(c) prior to the Acceptance Time, if Merger Sub shall have terminated the Offer prior to its expiration date (as such expiration date may be extended and re-extended in accordance with Section 1.1(c)), other than in accordance with this Agreement (including Section 1.1(c) and Section 1.3) or as required by applicable Law.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, written notice thereof shall be given to the other party or parties, as the case may be, specifying the provision hereof pursuant to which such termination is made and, except as set forth in this Section 7.5, this Agreement shall become void and of no further force and effect, with no liability (other than as provided in Section 7.6) on the part of any party to this Agreement (or any stockholder or Representative of such party); provided, that subject to Section 7.6, if such termination results from (a) the failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) an intentional breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 5.3(b), Section 5.12, this Section 7.5, Section 7.6, Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the Transactions shall be paid in accordance with the provisions of Section 5.12.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $28,800,000 plus the Expense Amount (the aggregate of such amounts, the “Company Termination Fee”):

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made concurrently with (and as a condition to the effectiveness of) such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a) or Section 7.3(b), in which case payment shall be made within five Business Days following such termination; or

(iii) if (A) a Takeover Proposal shall have been publicly made or publicly proposed to the Company or otherwise publicly announced prior to the date of the Company Stockholders Meeting and not subsequently publicly withdrawn, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a), Section 7.2(b) or Section 7.2(c) or Parent under Section 7.3(c) and (C) within twelve months following the date of such termination, the Company consummates the Takeover Proposal referred to in the foregoing clause (A) or enters into a letter of intent or a Contract with respect to any transaction specified in the definition of “Takeover Proposal” and any such transaction is subsequently consummated, in which case payment shall be made within five Business Days following the date on which the Company consummates such transaction provided, however, that in the event that the Company Termination Fee becomes payable under this Section 7.6(b)(iii), the amount payable by the Company shall be reduced by the Expense Amount if previously paid pursuant to Section 7.6(c) below. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “80%.”

(c) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds, an amount equal to the Expense Amount, if this Agreement is terminated by Parent pursuant to Section 7.3(c); provided, that such payment pursuant to this Section 7.6(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.6(b) (it being understood that the Company will not be required to reimburse the Expense Amount more than once).

(d) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the Transactions, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty. If the Company fails to pay the Termination Fee or Expense Amount or any portion thereof and Parent or Merger Sub commences a suit which results in a judgment against the Company for the Termination Fee or Expense Amount or any portion thereof, the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Termination Fee or Expense Amount, as applicable (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses at the prime rate published in the Wall Street Journal on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive the Company Termination Fee and/or Expense Amount pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of such party and its Affiliates, as applicable, for (x) any Damages suffered as a result of the failure of the Merger to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Company Termination Fee and/or Expense Amount in accordance with this Section 7.6, neither the Company nor any of its stockholders, directors, officers, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except in the case of a willful material breach or intentional material breach of this Agreement; provided, that the foregoing shall not impair the rights of Parent and Merger Sub, if any, to obtain an injunction, specific performance or other equitable relief pursuant to Section 8.14 prior to any termination of this Agreement. In no event will the Company be obligated to pay the Company Termination Fee or Expense Amount on more than one occasion pursuant to this Section 7.6.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, entered into only in compliance with the provisions of Section 5.4 and on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except that such confidentiality agreement shall contain additional provisions that expressly permit the Company to comply with the provisions of Section 5.4).

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Applicable Exchange” means the New York Stock Exchange.

(d) “Business Day” means any day other than Saturday, Sunday or a or a federal holiday under the applicable rules of regulations of the SEC.

(e) “Businesses” means, collectively, the business of the Company and its Subsidiaries.

(f) “CFIA” means the Canadian Food Inspection Agency.

(g) “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances that exist at the date of determination, (A) has or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (B) would prevent, impair or materially delay the consummation of the Merger or the other Transactions or prevent or materially impair or delay the ability of the Company to perform its obligations hereunder; provided, for purposes of clause (A) of the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from: (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) in general, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes or proposed changes in legal or regulatory conditions, including changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the Company’s and its Subsidiaries’ industries in general, (vi) seasonal fluctuations in the business of the Company and its Subsidiaries consistent with the past experience of the Company and its Subsidiaries, (vii) any change in the market price or trading volume of any securities of the Company or any of its Subsidiaries, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Company Material Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (viii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (ix) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (x) any Legal Action arising from or relating to this Agreement or the transactions contemplated by this Agreement (except as it relates to any breach or violation of this Agreement by the Company), (xi) the execution, announcement, performance or existence of this Agreement, the identity of Parent, the taking or not taking of any action to the extent required by this Agreement or the pendency or contemplated consummation of the Transactions, including any actual or potential loss or impairment after the date hereof of any Contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing in this subclause (xi), (xii) compliance by the Company and its Subsidiaries with the terms of this Agreement, including the failure to take any action explicitly restricted by this Agreement, (xiii) any actions taken, or not taken, with the express prior written consent of Parent, (xiv) any matters disclosed in Section 3.14 of the Company Disclosure Letter, or (xv) any actions taken by Parent, its Affiliates or any of their respective representatives after the date hereof; provided, further, that the exceptions set forth in subclauses (i), (ii), (iii), (iv), (v) and (viii) immediately above shall not apply, and such circumstances shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent that such event, condition, change, occurrence or development of a state of circumstances has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses, and in the case of subclause (ix) immediately above, has a disproportionate effect on Company and its Company Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses in the geographic regions in which the Company and the its Subsidiaries operate; and provided further, that with respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.6 and Section 3.7, the exception set forth in subclauses (x) and (xi) shall not apply.

(h) “Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.

(i) “Company Stock Plans” means all plans set forth on Section 3.16(a) of the Company Disclosure Letter under which Company Equity Awards have been granted.

(j) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(k) “EPA” means the Environmental Protection Agency.

(l) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(m) “Existing Loan Agreement” means the Second Amended and Restated Loan Agreement among the Company, certain of its Subsidiaries and Bank of America, N.A. dated as of December 21, 2011, as amended.

(n) “Expense Amount” means all of Parent’s actual and documented reasonable out-of-pocket Expenses incurred in connection with this Agreement, up to a maximum of $2,500,000 in the aggregate.

(o) “FDA” means the United Stated Food and Drug Administration.

(p) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or (ii) any self-regulatory organization.

(q) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.

(r) “Intellectual Property” means: (i) patents, patent applications and statutory invention registrations, (ii) pending or registered trademarks or service marks, (iii) domain names, (iv) copyrights and mask works and (v) trade secrets under applicable Law, including confidential and proprietary information and know-how.

(s) “Intervening Event” means a material event, fact, circumstance, development or occurrence (i) that was not known to, or reasonably foreseeable by, the Company Board as of or prior to the date hereof, (ii) which event or circumstance becomes known to the Company Board prior to the earlier of the Acceptance Time and the date the Requisite Company Vote is obtained, and (iii) does not relate to any Takeover Proposal.

(t) “Knowledge” means, (i) when used with respect to Parent, the actual knowledge of Louis Lambert, Liz Nordlie, Doug Power and Kirk Sabiston, and (ii) when used with respect to the Company, the actual knowledge of Ed Aaron, John M. Foraker, Zahir M. Ibrahim, Bob Kaake, Mark Mortimer and Steven L. Richie, in each case, after due inquiry reasonable under the circumstances.

(u) “Law” means any law, common law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

(v) “Licensed Intellectual Property” means all material Intellectual Property related to the Businesses that is owned by a third party and licensed or sublicensed by either the Company or any of its Subsidiaries, as the case may be.

(w) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(x) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(y) “OSHA” means the Occupational Safety and Health Administration.

(z) “Owned Intellectual Property” means all material Intellectual Property related to the Businesses that is owned by either the Company or any of its Subsidiaries, as the case may be.

(aa) “Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances that would prevent, impair or materially delay the consummation of the Merger and the other Transactions or prevent or materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder.

(bb) “Permitted Lien” shall mean (i) any Lien for Taxes which are not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (ii) Liens that are disclosed in the Company SEC Reports as of the date hereof, (iii) in the case of real property, the following non-monetary Liens or other imperfections of title, if any, to the extent they could not, individually or in the aggregate, reasonably be expected to impair the marketability, value or use of the assets subject to such Liens in any material respect and are not otherwise materially adverse to the Company and its Subsidiaries: (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (and (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (vii) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject and (viii) other Liens that could not, individually or in the aggregate, reasonably be expected to materially impair the marketability, value or use of the assets subject to such Liens.

(cc) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(dd) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

(ee) “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock as of the record date for the Company Stockholders Meeting.

(ff) “Rights” or “rights” means any rights, title, interest or benefit of whatever kind or nature.

(gg) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the equity interests, capital stock, voting stock or other equity or voting interests of such other Person.

(hh) “Superior Proposal” means a bona fide written Takeover Proposal which is received by the Company after the date hereof other than as the result of a violation of Section 5.4 of this Agreement and which the Company Board determines, in its good faith judgment, after consultation with its legal and financial advisors of nationally recognized reputation and taking into account all financial, legal, regulatory and any other aspects of the Proposal, the Person making the proposal and other aspects of the Takeover Proposal that the Company Board deems relevant, (i) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement and (ii) is reasonably likely to be consummated (if accepted); provided that for purposes of the definition of “Superior Proposal” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “80%.”

(ii) “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

(jj) “Tax Returns” means any and all reports, returns, declarations, disclosures, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(kk) “Taxes” means any and all federal, state, provincial, local and foreign taxes, levies, fees, imposts, duties, and charges imposed by any taxing authority (together with any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto).

(ll) “USDA” means the United States Department of Agriculture.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(m) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(n) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(o) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement that, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 8.5 Submission to Jurisdiction; Service. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the Chosen Courts (as defined below), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

c/o General Mills, Inc.

1 General Mills Boulevard

W05-A2

Minneapolis, Minnesota 55426

Attention:	Chief Financial Officer
Facsimile:	(763) 764-7384

with a copy (which shall not constitute notice) to:

c/o General Mills, Inc.

1 General Mills Boulevard

W05-A10

Minneapolis, Minnesota 55426

Attention:	Chief Operating Officer, USRO
Facsimile:	(763) 764-3648

with a further copy (which shall not constitute notice) to:

c/o General Mills, Inc.

Law Department

1 General Mills Boulevard

W05-A8

Minneapolis, Minnesota 55426

Attention:	General Counsel
Facsimile:	(763) 764-6722

with a further copy (which shall not constitute notice) to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attention:	Michael A. Stanchfield

Jonathan L.H. Nygren

Facsimile:	(612) 766-1600

If to the Company, to:

Annie’s, Inc.

1610 Fifth Street

Berkley, California 94710

Attention:	John M. Foraker
Facsimile:	(510) 295-2875

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

Attention:	Julie M. Allen, Esq.

Daniel I. Ganitsky, Esq.

Facsimile:	(212) 969-2900

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 8.8 Amendment; Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Notwithstanding the foregoing, (A) after the Acceptance Time, termination of this Agreement pursuant to Section 7.1 and any amendments to this Agreement shall require, in addition to the consent of Parent and Merger Sub, the consent of the Company Board and, at the time of such consent, either (x) a majority of the directors on the Company Board were directors on the Company Board on the date hereof or were nominated or designated to be directors by a majority of the directors on the Company Board on the date hereof (such directors, “Continuing Directors”) or (y) if the Continuing Directors constitute a minority of the Board of Directors, each Continuing Director approves such termination or amendment and (B) no amendment shall be made to this Agreement after the Effective Time. Subject to the foregoing, this Agreement may not be amended except by an instrument in writing signed by each of the parties and any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.9 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.10 No Third-Party Beneficiaries. Except (a) as provided in Section 5.8, and (b) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Company Options and Company Stock Awards as of the Effective Time), Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.12 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.13 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

Section 8.14 Specific Performance. Subject to Section 7.6, the parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GENERAL MILLS, INC.

By:	/s/ Kendall J. Powell
	Name:	Kendall J. Powell
	Title:	Chief Executive Officer

SANDY ACQUISITION CORPORATION

By:	/s/ Douglas J. Power
	Name:	Douglas J. Power
	Title:	Vice President

ANNIE’S, INC.

By:	/s/ John M. Foraker
	Name:	John M. Foraker
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

OFFER CONDITIONS

Notwithstanding any other provision of the Offer or this Agreement, but subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to accept for payment or pay for any shares of Common Stock if:

(a) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock which would represent at least a majority of the issued and outstanding shares of Common Stock (the “Minimum Tender Condition”);

(b) the waiting period applicable to the consummation of the Merger under the HSR Act shall not have expired or been terminated or any Governmental Authority shall have issued any Antitrust Order (the “Antitrust Condition”);

(c) any of the following conditions shall exist at the time of expiration of the Offer or immediately prior to such payment:

(i) (A) any federal or state court of the United States of America or any state thereof shall have issued any Order which is then in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger or (B) any other Governmental Authority shall have issued any Order which is then in effect that enjoins or otherwise prohibits consummation of the Merger, which Order would have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Offer or the Merger;

(ii) any Legal Action shall have been commenced and be pending by any Governmental Authority of competent jurisdiction wherein a Judgment would have any of the effects referred to in paragraph (i) above;

(iii) since the date of this Agreement, there shall have occurred any Company Material Adverse Effect;

(iv) the representations and warranties of the Company set forth in (A) the Agreement (other than in Section 3.8(a) and Section 3.13(b)) shall not be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect or (B) Section 3.8(a) and Section 3.13(b) shall not be true and correct in all respects (other than in the case of de minimis exceptions relating to the outstanding shares of Common Stock as of the Measurement Date which would not result in cost, expense or liability to the Company, Parent and their Affiliates exceeding $4,000,000 in the aggregate) as of the respective dates specified therein;

(v) the Company shall have failed to perform in any material respect its obligations required to be performed by it under the Agreement at or before such time; or

(vi) the Agreement shall have been terminated in accordance with its terms.

Immediately prior to the expiration of the Offer, the Company shall deliver to Parent a certificate, signed by an executive officer of the Company, certifying that none of the conditions set forth in clauses (iii), (iv) and (v) of paragraph (c) shall be continuing as of the expiration of the Offer.

The foregoing conditions set forth in clause (c) are for the sole benefit of Parent and Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and applicable Law. Any reference in this Exhibit A or in the Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Agreement. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Exhibit A but not defined herein shall have the meanings set forth in the Agreement to which it is attached.

2

EXHIBIT B

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ANNIE’S, INC.

1.	The name of the corporation is Annie’s, Inc.

2.	The address of its registered office in the State of Delaware is 160 Greentree Drive, Suite 101, City of Dover 19904, County of Kent and the name of its registered agent at such address is National Registered Agents, Inc.

3.	The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.	The total number of shares of stock which the Corporation shall have authority to issue is ONE THOUSAND (1,000) shares, all of which shares shall be designated as common shares, and the par value of each of such shares shall be one cent ($0.01), amounting in aggregate to TEN DOLLARS and NO/100s ($10.00).

5.	The corporation is to have perpetual existence.

6.	The business of this Corporation shall be managed by its Board of Directors. The by-laws may prescribe the number of directors; may provide for the increase or reduction thereof; and may prescribe the number necessary to constitute a quorum, which number may be less than a majority of the whole Board of Directors, but not less than the number required by law. To the fullest extent permitted by the General Corporation Law of Delaware as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader director protection rights than permitted prior thereto), no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or modification of this section by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

7. (a)	The Corporation shall indemnify its directors to the fullest extent permitted by the General Corporation Law of Delaware as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader protection rights than permitted prior thereto), and such right to indemnification shall continue as to a person who has ceased to be a director of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, that, except for proceedings to enforce rights and indemnification, the Corporation shall not be obligated to indemnify any director (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented by the Board of Directors. The right to indemnification conferred by this section shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

(b)	The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to officers, employees and agents of the Corporation similar to those conferred in this section to the Board of Directors.

(c)	The rights to indemnification and to the advancement of expenses in this section shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation, as amended from time to time, the by-laws, any statute, agreement, vote of the stockholders of the Corporation or disinterested directors or otherwise.

(d)	Any repeal or modification of this section by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

8.	Subject to such by-laws as may be adopted from time to time by the stockholders of the Corporation, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the by-laws of this Corporation, but any by-law adopted by the Board of Directors may be altered, amended or repealed by the stockholders of the Corporation.

9.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders of the Corporation herein are granted subject to this reservation.

* * *

THE UNDERSIGNED, said Annie’s, Inc., has caused this certificate to be executed by                     , its                     , this          day of             ,         .

ANNIE’S, INC.

By:
Name:
Title: